Transforming Cybersecurity Through Collective Defense Management Presentation May 2021 Filed by LGL Systems Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: LGL Systems Acquisition Corp. Commission File No. 333-256129 The following presentation is expected to be used by the management teams of IronNet Cybersecurity, Inc. and LGL Systems Acquisition Corp. in connection with upcoming meetings with investors and analysts.

Disclaimers This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between IronNet Cybersecurity Inc. (“IronNet”) and LGL Systems Acquisition Corp. (“LGL”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will LGL, IronNet or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents by responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither IronNet nor LGL has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of IronNet or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of IronNet and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements Certain statements included in this Presentation that are not historical facts are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should, should,” would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of IronNet and LGL and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IronNet and LGL. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of IronNet or LGL is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to IronNet; risks related to the performance of IronNet’s business and the timing of expected business or revenue milestones; the effects of competition on IronNet’s business; the amount of redemption requests made by LGL’s stockholders; the ability of LGL or IronNet to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in LGL’s registration statement on Form S-4 filed with the SEC on May 14, 2021 under the heading “Risk Factors,” and other documents LGL has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LGL nor IronNet presently know, or that LGL nor IronNet currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LGL’s and IronNet’s expectations, plans or forecasts of future events and views as of the date of this Presentation. LGL and IronNet anticipate that subsequent events and developments will cause LGL and IronNet’s assessments to change. However, while LGL and IronNet may elect to update these forward-looking statements at some point in the future, LGL and IronNet specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing LGL’s and IronNet’s assessments of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. LGL and IronNet assume no obligation to update the information in this presentation. Important Information and Where to Find It This presentation relates to the Proposed Business Combination. LGL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement/prospectus to be distributed to LGL’s and IronNet’s stockholders. After the Registration Statement is declared effective, LGL will mail the definitive proxy statement/prospectus to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATOIN. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai. Participants in the Solicitation LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies from LGL’s stockholders in connection with the proposed transactions described in the Registration Statement and the interests that such persons have in the Proposed Business Combination are set forth in the proxy statement/prospectus included in the Registration Statement. Certain Disclosures and Other Considerations

Transaction Overview

Overview

- PIPE to facilitate LGL Systems Acquisition Corp. (“LGL”, NYSE: DFNS) business combination with IronNet Cybersecurity, Inc. (“IronNet”) at a total pro forma enterprise value of $927mm

Financing

- Existing IronNet shareholders will roll the entirety of their equity holdings into the combined company and are expected to receive ≈72% of the pro forma equity, assuming no redemptions
- ≈$173mm LGL cash held in trust, assuming no redemptions
- $125mm, additional PIPE equity, 10% of pro forma equity, assuming no redemptions
- ≈$267mm of cash on balance sheet expected at closing, assuming no redemptions

Use of Proceeds

- Sales and marketing expansion, research and development to accelerate product offerings, and inorganic growth through accretive M&A
- Funded solely by LGL cash in trust after redemptions and proceeds from the PIPE

Valuation

- Total pro forma enterprise value of $927mm
  - Represents 17.1x FY22E and 8.4x FY23E Revenue(1)
  - Implied pro forma equity value of $1.2bn, assuming no redemptions
- Attractive valuation with transformational cybersecurity platform uniquely positioned to defend against rising threats

(1) Fiscal year ends Jan 31. CY21 approximates FY22, CY22 approximates FY23, etc. FY22E revenue of $54.2mm. FY23E revenue of $110.8mm.

3 IronNet Proprietary IronNet

LGL Systems Acquisition Corp.: Strong and Experienced Sponsor Partner

NYSE:DFNS

www.dfns.ai

LGL SYSTEMS ACQUISITION CORP.



Bob LaPenta

45 years of experience

Co-Founding Principal, L3 Technologies;
Founder of L-1 Identity Solutions;
Former Director of Leap Wireless



John Mega

40 years of experience

Founding Member, L3 Technologies



Robert LaPenta

25 years of experience

Co-Founder, Boundary Group;
Former VP of M&A and Corporate Strategy, L-1 Identity Solutions



Marc Gabelli

30 years of experience

President, GGCP

LGL Systems Sponsor Partner Group



Patrick Huvane
LGL Group



Timothy Foufas
LGL Group



Hendi Susanto
Cyber Technology, Gabelli



Tony Bancroft
Aerospace & Defense, Gabelli



Bob Jacobsen
Ex-President, Systems Division ("GCS") of L3



Matthew Moynahan
Ex-CEO, Forcepoint Cyber Security



Alan Carson
President , Envistacom



Nathan Miller
Portfolio Manager Aerospace Defense



Les Daniels
Operating Partner, AE Industrial



Jason Lamb
CEO, Hard Yards; DARPA



John Vonglis
A&D, Gabelli; Ex-CFO, DoE; Ex-CFO USAF

Independent Board



Mary Gallagher



Michael Martin



Michael Ferrantino

4

IronNet Proprietary

IronNet

Our Mission “We are on the brink of a digital arms race, where adversaries are using cybersecurity attacks as an element of national power for everything from destruction, to intelligence-gathering, to extortion-an existential economic threat. Attacks continue to grow in sophistication, size, and number, and are emerging as the biggest crisis of our generation.” - Former Director of NSA and Founder of U.S. Cyber Command IronNet addresses a problem decades in the making with a differentiated solution - AI-driven behavioral analytics and Collective Defense Change picture

Exceptional Public Company Ready Leadership

Management



General (Ret.) Keith Alexander
Co-CEO and Chairman

World-leading cybersecurity expert; founder of U.S. Cyber Command



Bill Welch
Co-CEO and Board Member

Former President of Duo and COO of ZScaler



Jamie Gerber
Chief Financial Officer

Experienced financial leader

Board of Directors



Don Dixon
Co-Founder, Managing Director, ForgePoint Capital



Ted Schlein
Managing Partner, Kleiner Perkins



Mike McConnell
Former Director, National Intelligence, Former Director, National Security Agency



Mike Rogers
Former Chairman, House Permanent Select Committee on Intelligence



Jack Keane
Chairman, Institute for the Study of War, Retired Four-Star General, Former Vice Chief of Staff, US Army



André Pienaar
Managing Partner, C5 Capital



Jan Tighe
Retired Vice Admiral, Former Deputy Chief of Naval Operations for Information Warfare and Director, Naval Intelligence, US Navy



Mary Gallagher[1]
Board of Directors & Audit Committee Chairwoman, LGL Former CFO of Sikorsky Aircraft



Rob LaPenta[1]
Co-Founder, Boundary Group; Former VP of M&A and Corporate Strategy, L-1 Identity Solutions

(1) Mary Gallagher and Rob LaPenta are not currently members of the board, but they are expected to be should the contemplated transaction consummate.

6 IronNet Proprietary IronNet

IronNet at a Glance

IronNet is transforming cybersecurity through AI-driven behavioral analytics and Collective Defense

- ✓ Introducing a fundamentally new layer of defense to address a $25B+ market
- ✓ The first network effect applied to the cybersecurity industry
- ✓ Leadership team uniquely capable of transforming the cybersecurity industry
- ✓ A powerful new business model

$54M FY22E (Approx. CY21) Revenue	**78%** FY21E-FY25E Revenue CAGR	**74%** FY22E (Approx. CY21) Gross Profit Margin
90% Software Revenue	**81%** Private Sector Revenue	**39%** International Revenue
1.98T Data Flows Ingested in 2020	**112,806** Cumulative Threat Intel Reports developed	**2,098** IoCs[(1)] reported in 2020

Committed blue-chip investors

KLEINER PERKINS

ForgePoint CAPITAL

Recognized by industry experts

Gartner

IDC Analyze the Future

Note: Fiscal Year ends January 31.
(1) Indicators of Compromise.

7 IronNet Proprietary IronNet

The Problem Scare Qualified Human Capital Increased Velocity of Attacks Scarcity of Qualified Human Capital Network No Longer the Perimeter Defense in Isolation is Failing Current Tools are Rear-facing and Insufficient

IronNet's Vision: Transforming Cybersecurity

A problem decades in the making is now addressed with a differentiated solution—AI-driven behavioral analytics and Collective Defense


IronNet

2010	2014	2016	2018	2020+
U.S. Cyber Command	***Founded***	***IronDefense***	***IronDome***	***Movement to Scale***
■ Deep analysis of network data ■ Cross-agency information sharing	■ Collective Defense taken to private sector ■ First patents filed	■ AI-driven Behavioral analytics applied to network detection ■ Proof of value	■ First companies join IronDome ■ Cornerstone customers for mission	■ Expand commercial footprint ■ Cornerstone to Community customer momentum



2010–2015
Advanced Persistent Threats

Buckshot Yankee Deep Panda

2015–2020
+Ransomware

WannaCry NotPetya

2020+
+Supply Chain Attack

SolarWinds / SUNBURST

9
IronNet Proprietary
IronNet

IronNet is the Solution Data Ingest at Scale AI Driven Analytics Collective defense Transforming cybersecurity through AI-driven behavioral analytics and Collective Defense Collective Defense Data Ingest at Scale AI-Driven Behavioral Analytics Enterprise

Collective Defense Momentum Government policies and budget, NSA “need to see”, and recent DarkSide cyber attack all give significant momentum for Collective Defense Source: The Washington Post, NPR, the World Economic Forum, the White House, Security Magazine, and the Cyberspace Solarium Commission "It's not the fact that we can't connect the dots. We can't see all of the dots." –General Paul Nakasone, Director of the NSA Chapter 5.4.1: Institutionalize Department of Defense Participation in Public-Private Cybersecurity Initiatives

The Value of Collective Defense


AI-Driven Behavioral Analytics Platform
1.98 Trillion
Flows Ingested
paloalto
Firewalls
CROWDSTRIKE
Endpoints
aws
Anti-Phishing
Mobile Devices
Antivirus
Network Deployed
Datacenter
Azure
IronNet Digital Detect
Cloud Deployed
SIEM
SOAR
4.6 Million
Alerts Detected with Behavioral Analytics
15,093
High Severity Alerts Prioritized with Expert System
8,601
Correlated Alerts
60% of your alerts are already being worked by others
IronDefense
IronDome
2,089
Indicators of Compromise Reported
IronNet
112,806
Cumulative Threat Intel Reports Developed

Notes: Represents full-year data for calendar year 2020 except for cumulative number.

12
IronNet Proprietary
IronNet

IronNet Real-Time Success “IronNet is a partner, not a vendor. You are the first call I make when I need support and a second set of eyes to help determine ‘what’s next’.” LARGE ENERGY UTILITY COMPANY “We are trying to get Dome across 600 assets (in our portfolio). IronNet is 6x more accurate and faster at identification of threats... I’m actually turning off other tools in the data center because 80% of my processing is now cloud... IronNet detected a sinister BotNet intrusion attempt into our [Global Investment Fund] perimeter. The alert allowed us to act fast and catch it on our Firewall before it got inside. None of our other threat hunting tools sparked an alarm which may suggest we can turn some of them off and save some money as well by using IronNet.” GLOBAL INVESTMENT FUND Case Study: SolarWinds / SUNBURST Attack   The Situation: First reported on December 13, 2020, a widespread network intrusion based on a software supply chain compromise of SolarWinds. This attack targeted U.S. Government and U.S. commercial entities and continues to evolve IRONNET RESULTS: Increased visibility: In May 2020, IronNet detected the initial SUNBURST behavior on a customer's network using a DNS tunneling analytic. This same behavior was correlated across three customer environments at network speed. Customers were notified Reduced impact: Based on IronNet analysis and continued assessment, no customer networks were compromised by the second stage deployments of SolarWinds. If such an attempt had been made, it likely would have been detected and actionable Improved effectiveness This situation has provided a real world opportunity to work more closely with customer SOCs to upskill their use of AI-driven behavioral analytics and to broaden their situational awareness

IronNet is the Future of Security for the Enterprise Secure the perimeter (endpoints, firewalls) Defend in isolation Many products / point solutions / manual Transforming Cybersecurity through Collective Defense

IronNet Addresses a Large and Rapidly Growing Market Opportunity IronNet is a core security platform based on sophisticated AI-driven behavioral analytics powered through Collective Defense Source: Gartner: Forecast: Information Security and Risk Management, Worldwide, 2018-2024, 4Q20 Update Summation of revenues generated from solutions for Security Information and Event Management (SIEM) Software, IDPS Equipment, Enterprise Data Loss Prevention, Threat Intelligence Software, Network Detection and Response, and Network Access Control. ($ in billions) ($ in billions) (1) 2020E-2024E CAGR: 12.9%

A Cybersecurity Company with Proven Network Effects AI-Driven Behavioral Analytics Platform Customer-Centric Go-to-Market Growing Competitive Advantage Network Effect of AI-Driven Behavioral Analytics Industry-leading Detection Analytics Expand Data Volumes and Types Drive Data Coverage and Throughput Share Knowledge at Scale Through Collective Defense Improve ML through IoCs and TIRs Customer-Supported Growth Top Cornerstone Customers Team with Cornerstone Customers to fill Community Domes Drive Community CAC Down and LTV up with Scale

IronNet “lands” Cornerstone Customer to establish a Dome Cornerstone Customer leads to first Community Customers 1 2 3 Foothold with Cornerstone Customers expanded to follow-on, sector-leading Community Customers Land Expand Multiply IronNet’s Go-to-Market Strategy “Cornerstone Customer first” approach to dome-building encourages rapid adoption by Community Customers

Increased Value to Customers Through Network Effects As adoption of IronDefense and IronDome takes place, value to the customer increases, driving increased ARR Flows ingested, indicators of compromise and ARR Adoption of Collective Defense

Dome Creation: Cornerstone and Community Customers 10,000+ potential Cornerstone customers with 100,000+ potential Community customers US States Nations Current & Identified Domes Energy Finance Defense Insurance Multinational Software Telecom IronDome Enterprise Oil & Gas Energy

Relied on by Nations, States, and Enterprises for Cyber Defense Both private and public sector customers trust IronNet for AI-driven behavioral analytics and Collective Defense Partners Enterprises Government 2 of the Top 3 Largest Hedge Funds 8 of the Top 10 Energy Companies Large APJ Investment Fund with Portfolio Companies Top Asian Mobile Phone Operator Global Consumer Products Company Mid-size Bank Conglomerate A Top 5 Largest Investment Manager Two DoD Branches Four U.S. State Agencies Top Global Technology Company Global European Bank

Multi-Dimensional Innovation and Growth Strategy Cloud Acceleration & Industry Tailwinds Expansion within Existing Domes Add New Cornerstone Customers International Expansion Strategic M&A

Financial Highlights

Commentary

Memo: Fiscal Year Ends January 31; therefore, FY22 approximates CY21, FY23 approximates CY22, etc.

- Scaling and repeatable recurring revenue model
- Natural expansion within customers and Domes drives strong net retention
- High gross margins with falling cost structure
- Fully ramped sales force with rapidly expanding pipeline
- Efficient unit economics underpinned by unique "double flywheel"

FY Revenue



($ in millions)
FY21E – FY25E CAGR: 78%
$23
3
20
71%
FY20A
CY19
$29
5
25
73%
FY21A
CY20
$54
5
49
74%
FY22E
CY21
$111
7
104
75%
FY23E
CY22
$185
9
175
77%
FY24E
CY23
$287
14
273
78%
FY25E
CY24
Approx.
Software
Services
% Gross Margin

KPIs

5.1x
LTV / CAC Ratio in FY22E

74%
Gross Profit Margin FY22E

100%
Net Retention Rate FY22E

27
Cornerstone Customers

3.2
Average Contract Length (years)

Net Retention Rate



96%
100%
105%
110%
120%
FY21A
FY22E
FY23E
FY24E
FY25E
Approx.
CY20
CY21
CY22
CY23
CY24

Note: Fiscal Year ends January 31.
Source: Management projections.

22

IronNet Proprietary

IronNet

Financial Plan – Fiscal Year Ends January 31 Source: Management projections. Memo: Fiscal Year Ends January 31; therefore, FY22 approximates CY21, FY23 approximates CY22, etc.

ARR and Billings ARR ($ in millions) FY21E – FY25E CAGR: 88% FY21E – FY25E CAGR: 69% Billings ($ in millions) Note: Fiscal Year ends January 31. Source: Management projections.

Operational Benchmarking

Comparable High Growth Security and Data Analytics Companies

CY20A – CY22E Revenue CAGR[(1)]


FY21A-FY23E
95%
IronNet
Next-Gen Security Comparables
Median: 39%
38%
zscaler
38%
CLOUDFLARE
41%
okta
42%
CROWDSTRIKE
Next-Gen Data Analytics Comparables
Median: 32%
31%
C3.ai
33%
Palantir

CY21E Gross Profit Margin[(2)]


FY22E
74%
IronNet
Next-Gen Security Comparables
Median: 77%
80%
zscaler
78%
CLOUDFLARE
77%
okta
76%
CROWDSTRIKE
Next-Gen Data Analytics Comparables
Median: 78%
76%
C3.ai
81%
Palantir

Source: Management projections, comparable company SEC filings, FactSet as of May 28, 2021.
(1) IronNet FYE January 31; for IronNet, revenue growth represents FY21E – FY23E CAGR. For comparable companies, revenue growth represents CY20E – CY22E CAGR.
(2) IronNet FYE January 31; for IronNet, gross margin represents FY22E. For comparable companies, gross margin represents CY21E.

25 IronNet Proprietary IronNet

Valuation Benchmarking

Comparable High Growth Security and Data Analytics Companies

EV / CY21E Revenue[1]



EV / FY22E
17.1x
IronNet
Next-Gen Security Comparables
Median: 39.2x
38.0x
43.7x
27.6x
40.5x
zscaler
CLOUDFLARE
okta
CROWDSTRIKE
Next-Gen Data Analytics Comparables
Median: 34.5x
33.1x
35.8x
C3.ai
Palantir

EV / CY22E Revenue[2]



EV / FY23E
8.4x
IronNet
Next-Gen Security Comparables
Median: 29.5x
28.7x
32.9x
20.2x
30.4x
zscaler
CLOUDFLARE
okta
CROWDSTRIKE
Next-Gen Data Analytics Comparables
Median: 26.1x
24.7x
27.5x
C3.ai
Palantir

Source: Management projections, comparable company SEC filings, FactSet as of May 28, 2021.

(1) IronNet FYE January 31; for IronNet, revenue represents FY22E of $54.2mm. For comparable companies, revenue represents CY21E.

(2) IronNet FYE January 31; for IronNet, revenue represents FY23E of $110.8mm. For comparable companies, revenue represents CY22E.

26 IronNet Proprietary IronNet

Illustrative IronNet Transaction Value Bridge

Current valuation provides opportunistic entry point



Transaction Value
Comparable Valuation Sensitivity Analysis
$4.2 billion
$2.5 billion
$2.2 billion
$1.6 billion
~72%
Discount
~51%
Discount
$0.93 billion
Pro Forma
Enterprise Value
FY22 EV / Revenue (1)
30x – 40x
FY25 EV / Revenue (2)
15x – 25x

Methodology Applied

- Applies a range of multiples to 1-year forward and 4-year forward revenue
- Future Enterprise Value is discounted back at 20% to arrive at an implied discount to Enterprise Value

(1) IronNet FYE January 31; for IronNet, revenue represents FY22E of $54.2mm.
(2) IronNet FYE January 31; for IronNet, revenue represents FY25E of $287.5mm.

27

IronNet Proprietary

Equity Ownership at Business Combination

$172.5mm cash-in-trust and a proposed $125mm PIPE

Sources and Uses

Sources of Funds	
IronNet Rollover Equity	$863.4
LGL Cash-in-Trust (1)	172.5
Cash from 3rd Party PIPE (2)	125.0
Total Sources of Funds	**$1,160.9**

Uses of Funds	
IronNet Rollover Equity	$863.4
Cash to Balance Sheet (1)	266.5
Estimated Fees & Expenses	31.0
Total Uses of Funds	**$1,160.9**

Pro Forma Enterprise Value Build(2)

	Initial Valuation
Illustrative Share Price	$10.00
Pro Forma Shares Outstanding	119.3
Implied Pro Forma Equity Value	**$1,193.2**
Less: Projected Net Cash at Close	(266.5)
Total Pro Forma Enterprise Value	**$926.7**
EV / FY22E Revenue (4)	*17.1x*

Pro Forma Shares and Ownership(3)

Pro Forma Ownership	Shares	%
Shares Issued to IronNet	86.3	*72.3%*
LGL Public Shareholders	17.3	*14.5%*
LGL Sponsor Shareholders	3.8	*3.2%*
PIPE Shareholders less Sponsor (2)	11.9	*10.0%*
Pro Forma Shares Outstanding	119.3	*100.0%*



PIPE Shareholders less Sponsor
10.0%
LGL Sponsor Shareholders
3.2%
LGL Public Shareholders
14.5%
Shares Issued to IronNet
72.3%

Note: All figures in millions except per share amounts.
(1) Assumes no SPAC investor redemptions.
(2) PIPE shareholders assuming a $10.00 per share investment price.
(3) Ownership does not give effect to 1.1 million deferred IronNet shares that price vest at $13.00 or, to 8.6 million public-shareholder out of the money warrants, or to 5.2 million sponsor out of the money warrants. Assumes the exercise of all IronNet options and the vesting of all IronNet restricted stock units.
(4) IronNet FYE January 31; for IronNet, revenue represents FY22E of $54.2mm.

28 IronNet Proprietary IronNet

Investment Rationale

Transforming Cybersecurity through Collective Defense

1

Large and Rapidly Growing TAM

IronNet addresses a market gap in detecting the most sophisticated threats and non-signature based attacks; highly actionable adjacent markets

2

Transformational Platform

IronNet's AI-driven behavioral analytics approach and intelligence correlation is redefining cybersecurity through Collective Defense

3

Exceptional and Experienced Leadership

IronNet's leadership combines technical knowledge, vision, and the ability to execute the Company's mission

4

Compelling Financial Profile

Financial profile reflective of rapid TAM penetration through superior product and unique, top-down sales motion

5

Cybersecurity with a Mission

IronNet is committed to protecting society through security for global industry, governments, and healthcare providers

29 IronNet Proprietary

Thank You